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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING


                                                    ---------------------------
                                                         SEC FILE NUMBER
                                                            333-16397

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                                                    ---------------------------
                                                            CUSIP NUMBER
                                                             301936AM2
                                                             301936AN0
                                                             301936AP5
                                                             301936AQ3
                                                             301936AR1
                                                             301936AS9
                                                             301936AT7

                                                    ---------------------------


(CHECK ONE):  /X/Form 10-K and Form 10-KSB  / /Form 20-F  / /Form 11-K
                  / /Form 10-Q and Form 10-QSB     / /Form N-SAR

                 For Period Ended:           December 31, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I

          FDIC REMIC Trust 1996-C1
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Full Name of Registrant
          N/A
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Former Name if Applicable
          c/o State Street Bank and Trust Company, Corporate Trust Department,
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          Two International Place, 5th Floor
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Address of Principal Executive Office (Street and Number)
          Boston, MA 02110
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City, State and Zip Code

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PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The Registrant's Report on Form 10-k for fiscal year ended December 31, 1996 could not be filed within the prescribed time. The Registrant was formed for the purpose of issuing the FDIC REMIC TRUST Series 1996-C1 Certificates and administering the trust created under the Pooling and Servicing Agreement dated as of December 7, 1996 (the "Pooling Agreement") among the Federal Deposit Insurance Corporation ("FDIC") in its corporate capacity and in its capacities as administrator of the Bank Insurance
     Fund and as receiver of certain state and federally chartered depository institutions, Banc One Management and Consulting Corporation, as
     Servicer, and State Street Bank and Trust Company, as Trustee. On
     December 20, 1996, the Registrant issued its Certificates, which Certificates evidence beneficial ownership interest in the Trust Fund created under the Pooling Agreement. No distributions were made on the Certificates during fiscal year ended December 31, 1996. The FDIC pursuant to a limited guaranty delivered on December 20, 1996 guaranteed certain distributions on the Certificates.

     Following a series of no-action letters issued by the Commission's staff with respect to reporting requirements for mortgage pass-through trusts, the Registrant intends to file a modified Form 10-K. Since no distributions were made with respect to the Certificates during the period covered by the Registrant's Report on Form 10-K, the Registrant believes that the only meaningful information to be disclosed to investors in its Report on Form 10-K is the audited financial statements (the "Financial Statements") of the Bank Insurance Fund of the FDIC. As of March 30, 1997, the Registrant has not received the Financial Statements, the accountant's letter and the consent of the accountants to the filing of the accountant's letter with respect to such Financial Statements. The Registrant believes that neither the Financial Statement nor the accountant's letter could have been obtained earlier without unreasonable effort or expense on the part of the Registrant. The Registrant intends to file the Financial Statements on or before the 15th calendar day following the prescribed due date.

                                      -2-

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
       Amelia M. Charamba, Esq.            (617)              951-2062
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           FDIC REMIC Trust 1996-C1
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                    By:   State Street Bank and Trust Company,
                                          solely in its capacity as trustee
                                          of the FDIC REMIC Trust 1996-C1 and
                                          not individually


Date:  April 1, 1997                By:/s/David Duclos
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                                       David Duclos, Assistant Vice President